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                                                                    EXHIBIT 2.2

                                                            ENGLISH TRANSLATION



                                                                       ANNEX 1.3
                                                         OF THE OPTION AGREEMENT




                       PURCHASE AND ASSIGNMENT AGREEMENT




                                    BETWEEN


Friedrich Herzog von Wurttemberg
Schloss
88045 Friedrichshafen
Germany
                                                               (the "Hofkammer")



                                     A N D



My Asset Management GmbH
c/o Shearman & Sterling
Couvenstr. 8
40211 Dusseldorf
Germany
                                                                       ("NewCo")



(The Hofkammer and NewCo are hereinafter collectively referred to as the "Parties".)


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INTRODUCTION

Applied Analytical Industries, Inc. ("AAI"), being the sole shareholder of NewCo, the Hofkammer and Baden-Wurttembergische Bank AG have entered into an escrow agreement (the "Escrow Agreement") in July 1996 as stipulated in the Exclusive Option Agreement (notarial deed Allg. Prot. No. 133 of the notary public Dr. Patrick Wamister, Bale) which was entered into by AAI and the Hofkammer.

AAI has deposited under the Escrow Agreement at Baden-Wurttembergische Bank AG an amount of DM 1,575,000 (the "Escrow Fund") to be applied to any purchase of L.A.B. by AAI or a subsidiary.

In consideration hereof, the Parties agree as follows:


1.       FACTS AS OF THE EFFECTIVE DATE

         1.1 The Hofkammer is a limited partner (Kommanditistin) of L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ( "L.A.B."). The Hofkammer's limited partnership interest (the "Limited Partnership Interest") with a registered liability amount of DM 1,500,000 has been fully paid in cash. L.A.B. is registered at the commercial register of Amtsgericht Memmingen under HR A 6951.

         1.2 The Hofkammer is also the sole shareholder of L.A.B. Verwaltungsgesellschaft mbH ( Partner GmbH ) and is holding three shares, one share with a nominal value of DM 25,000 and two shares each with a nominal value of DM 12,500 representing 100% of the stated capital (Stammkapital) in the amount of DM 50,000 of Partner GmbH (hereinafter the GmbH Shares ). The Partner GmbH is registered at the commercial register of Memmingen under HR B 6885.
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         1.3     The Partner GmbH is the sole general partner (Komplementarin)
                 of L.A.B.


2.       SALE AND ASSIGNMENT

         2.1 The Hofkammer hereby sells to NewCo and NewCo hereby purchases from the Hofkammer the GmbH Shares. The transfer of the GmbH Shares shall have economic effect as of the Effective Date, as defined hereinafter. NewCo shall be entitled to all dividend rights and all other secondary rights of the Shares.

                 The Hofkammer hereby assigns to NewCo the GmbH Shares with effect in rem as of the Effective Date, as defined hereinafter and NewCo accepts such assignment.

         2.2 The Hofkammer hereby sells to NewCo and NewCo hereby purchases from the Hofkammer the L.A.B. partnership interest including all capital accounts and any other rights the Hofkammer may have in L.A.B. The transfer of the Limited Partnership Interest shall have economic effect as of the Effective Date.

                 The Hofkammer hereby assigns to NewCo the Limited Partnership Interest with effect in rem as of registration of NewCo in the commercial register as successor in law
                 (Sonderrechtsnachfolgerin) of the Hofkammer.


3.       EFFECTIVE DATE

         The Effective Date of this Agreement is January 1, 1997, 0:00 o'clock or December 31, 1996, 23:59 o'clock, at the choice of NewCo.

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4.       PURCHASE PRICE

         4.1 The purchase price owed by NewCo for the GmbH Share and the L.A.B. Limited Partnership Interest amounts to DM 6,553,000 (in words: Deutsche Mark six million five hundred and fifty-three thousand) (the "Purchase Price").

         4.2     The Purchase Price is due and payable as follows:

                 (i) DM 4,503,000 15 banking days in Baden-Wurttemberg after the Effective Date from a distribution of the Escrow Fund plus additional cash;

                 (ii)     DM 600,000 on January 2, 1998;

                 (iii)    DM 700,000 on January 2, 1999;

                 (iv)     DM 750,000 on January 2, 2000.

         4.3 AAI may offset counterclaims against Hofkammer, whatever their cause in law, only insofar as such counterclaims are finally and absolutly judicially determined or are acknowledged by Hofkammer. This also applies to counterclaims for warranty or damages claims asserted on the basis of this Agreement.


5.       HOFKAMMER'S REPRESENTATION AND WARRANTIES

         5.1 The Hofkammer represents and warrants in form of an independent guarantee (selbstandiges Garantieversprechen) as of the Effective Date that:

                 5.1.1 it is the sole owner of the fully paid in GmbH Shares and of the fully paid in Limited Partnership Interest (hereinafter
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                          collectively the "L.A.B. Interests") and is entitled
                          to sell and transfer to NewCo the full legal and beneficial ownership of the L.A.B. Interests, and NewCo hereby will own such interests free and clear from any encumbrances and will thereby become the sole owner of the L.A.B. Interests;

                 5.1.2 no third party has any interest in the Partner GmbH and in L.A.B., provided, however, that this representation shall not apply to Ms. Jaeger's and Dr. Jaeger's interests in L.A.B. with a registered liability amount of DM 125,000 and DM 375,000, respectively;

                 5.1.3 the Partner GmbH has a net equity (Eigenkapital in the meaning of sect. 266 III A HGB) in the amount of at least DM 50,000 notwithstanding any liabilities connected with its position as a general partner of L.A.B.;

                 5.1.4 the L.A.B. Interests are not subject to any restrictions on disposition, any preemptive rights, option rights, rights of first refusal or similar rights of third parties;

                 5.1.5    the facts stated in clause 1 are true and correct;

                 5.1.6 the capital represented by the L.A.B. Interests have not been paid back at any time after May 10, 1995, and no additional contribution obligations in cash or in kind (NachschuBpflichten) exist with respect to the L.A.B. Interests;

                 5.1.7 there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the L.A.B. Interests except as provided for in the articles of incorporation of the Partner GmbH and the partnership agreement of L.A.B.; for the avoidance of doubt: the purchase price in the amount of
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                                       6


                          DM 5,000 paid by the Hofkammer to Dr. Jaeger for the GmbH shares is not deemed to be a repayment as such;

                 5.1.8 the L.A.B. Interests do not constitute the entire property of the Hofkammer within the meaning of sect. 419 of the Civil Code (BGB);

                 5.1.9 APPENDIX 5.1.9 contains a true and correct copy of the articles of incorporation (Gesellschaftsvertrag) of the Partner GmbH;

                 5.1.10 APPENDIX 5.1.10 contains a true and correct copy of the partnership agreement of L.A.B.; this, however, shall not be a guarantee that the changes to the Partnership Agreement dated March 27, 1996, and September 9, 1996, are effective and binding;

                 5.1.11 APPENDIX 5.1.11 contains a true and correct list of all of the subsidiaries of L.A.B. and the Partner GmbH including the amount of shareholding (the "Subsidiaries");

                 5.1.12   except for the bonus entitlements
                          (Erfolgsbeteiligung) of Mr. Feichter and Dr. Kappler and certain employees, all as further described in Appendix 5.1.12, neither the Partner GmbH nor L.A.B. is bound by any control, profit transfer or other agreements of the type referred to in sect. 291, 292 et seq. of the Stock Corporation Act (Aktiengesetz), and no silent participations (stille Beteiligungen), profit participating loans (partiarische Darlehen), profit participations of management or employees or other similar obligations exist with respect to the profits of L.A.B. and/or the Partner GmbH;

                 5.1.13 between the date of this notarial deed and the Effective Date, the business will be conducted in the ordinary course
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                          and consistent with past practice, and the Hofkammer
                          shall cause the Partner GmbH, L.A.B. and the Subsidiaries not to enter into any transaction outside the ordinary course of business without the prior consent of NewCo. As amplification and not limitation of the foregoing, the Partner GmbH, L.A.B. and/or the Subsidiaries will not:

                          (i) make any loan to, guarantee any indebtedness of or otherwise incur any indebtedness on behalf of the Hofkammer or any third party or assume any other unusual obligations;

                          (ii) redeem any of the capital or declare, make or pay any profit distributions (whether in cash, securities or other property);

                          (iii) enter into any arrangement under or similar to the Transformation Law
                                  (Umwandlungsgesetz);

                          (iv) purchase any assets or make any investments in excess of DM 50,000 (in words: Deutsche Mark fifty thousand), without the prior written consent of NewCo;

                          (v)     hire new employees;

                          clause 6.2, second half sentence, shall remain unaffected.

                 5.1.14 neither L.A.B. nor any of its Subsidiaries has, or will have, any liability (whether actual, contingent or disputed and whether having arisen before or arising after September 30, 1996) effectively attributable to the period on or before September 30, 1996 (the "Unrecorded Liabilities"), except to the extent reflected in the interim financial statements as of
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                          September 30, 1996, contained in Appendix 5.2.3,
                          provided that Unrecorded Liabilities up to an amount of DM 3,200,000 shall not constitute a breach of this clause 5.1.14. Unrecorded Liabilities as used herein do not include

                          (i) liabilities of L.A.B. connected with the law suit filed by Apotex, Inc. against various companies including L.A.B. and the Partner GmbH, at the Ontario Court (General Division), Canada, in an amount of US$188,306.80 and Canadian $40,000,000 (Court
                                  File No. 94-CQ-50477), and

                          (ii) tax liabilities of IPA-Internationale Pharmaagentur GmbH and Inpharmco GmbH Gesellschaft zur Vermarktung von Arzneimitteln up to an amount of DM 1,300,000 in the aggregate for the business years up to 1992, regardless to which extent reflected in the Reference Balance Sheet, and

                          (iii) any kind of liabilities other than tax liabilities which AAI or any of the persons who acted in the interest of AAI during the negotiations and the due diligence have knowledge of.

                          The Hofkammer shall not be liable for any of the liabilities stated under (i) through (iii).

         5.2 The Hofkammer herewith warrants and represents to its best knowledge, whereby only the knowledge of Hofkammerprasident Dr. Hans-Joachim Kay and of Dr. Martin Schockenhoff is attributable to the Hofkammer, and provided that neither the Hofkammer nor its officers, advisors or agents have any duty to make affirmative inquiry into any facts or circumstances except after due inquiry with Mr. Josef Feichter and Dr. Joachim Kappler, both managing direc-
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                 tors of the Partner GmbH as of the date hereof and having
                 confirmed in writing that as of the date hereof

                 5.2.1 sufficient insurance policies have been concluded and maintained to secure against risk arising in connection with the business of L.A.B. and the Subsidiaries until the Effective Date;

                 5.2.2 neither the execution, delivery and performance of this Agreement by the Hofkammer nor the consummation of the transactions contemplated hereby and thereby, will

                          (i) violate or conflict with, result in a breach of, or result in or permit the acceleration or termination of or constitute a default under (whether with notice or lapse of time or both) any agreement, instrument, indenture, mortgage, lien, lease or other contract to which L.A.B. or the Partner GmbH or a Subsidiary is a party or by which any of them or their property or assets is bound, provided such violation, conflict, acceleration, termination of default individually or in the aggregate would have a material adverse effect on their business;

                          (ii) result in the creation of any lien, charge, or encumbrance on any of the property or assets of said companies which individually or in the aggregate would have an adverse effect on their business;

                 5.2.3 the financial statements contained in APPENDIX 5.2.3 fairly present the financial position and results of operation of L.A.B. at the respective dates and for the respective periods to which they apply;
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                 5.2.4    APPENDIX 5.2.4 completely and correctly identifies
                          all contracts with licensors, contracts with licensees, leases and other contracts relating to L.A.B., the Partner GmbH or the Subsidiaries (other
                          (i) than contracts with employeees of L.A.B. listed in APPENDIX 5.2.14 (a), including the service agreements with Dr. Kappler and Mr. Feichter, (ii) the two lease agreements with the Hofkammer referred to in clause 4.1 of the Option Agreement, and (iii) contracts with a monthly payment obligation of no more than DM 10,000 and a term of less than one year). Except as disclosed in such Appendix, neither the Partner GmbH nor L.A.B. nor any Subsidiary is a party or otherwise subject to

                          (i) any contract, agreement or instrument evidencing or relating to any material amount of indebtedness for borrowed money or the deferred purchase price of property, or any direct or indirect guarantee of any such indebtedness or deferred purchase price, or

                          (ii) any secrecy or other agreement or any injunction, judgment, order or award that (x) restricts the right of the Partner GmbH or L.A.B. or any Subsidiary to engage in any place in any line of business or (y) would restrict the right of the Partner GmbH or L.A.B. or any Subsidiary to engage in any place in any line of business after the Effective Date;

                 5.2.5 L.A.B. is the owner of the know-how incorporated in the dossiers, listed in APPENDIX 5.2.5, all such know-how is free and clear of any liens, pledges, usufruct, and other encumbrances and L.A.B. can freely dispose of such knowhow;
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                 5.2.6    the Partner GmbH, L.A.B. and the Subsidiaries are
                          each in compliance in all material respects with all laws, regulations, orders, judgments and decrees of any court or governmental or administrative authority applicable to their business so that there will be no material detrimental impact for said companies in the future;

                 5.2.7 either L.A.B. or the Partner GmbH, as the case may be, owns, leases or has the legal right to use all the properties and assets, including, without limitation, the intellectual property and the real property, used or intended to be used in the conduct of its business or otherwise owned, leased or used by said companies and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by said companies (all such properties, assets and contract rights being the "Assets"). Either L.A.B. or the Partner GmbH, as the case may be, has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all encumbrances;

                          L.A.B. has caused the Assets to be maintained in accordance with good business practice, and all the Assets are in good operating condition and repair and are suitable for the purposes for which they are used and intended;

                 5.2.8 neither L.A.B. nor the Partner GmbH nor any Subsidiary has entered into any agreement with the Hofkammer, Dr. Jaeger and/or Ms. Jaeger or with any company, trust or other entity controlled by the aforesaid persons, with the exception of a transaction with L.A.B. Canada in the amount of approximately DM 1,000,000 in 1996, from which transaction, however, there are no open claims;

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                 5.2.9    neither L.A.B. nor the Partner GmbH nor any of its
                          Subsidiaries is a party to any contract in violation of Section 1 of the Act Against Restraints on Competition (Gesetz gegen Wettbewerbsbeschrankungen) or respective foreign laws or requiring approval of the Federal Cartel Office (Bundeskartellamt) or other respective national authorities or the European Commission without having duly filed a respective application to receive such approval;

                 5.2.10 neither L.A.B. nor the Partner GmbH nor any of its Subsidiaries has entered into any speculative transactions including foreign exchange, options, futures, or other derivative financial instruments;

                 5.2.11 other than normal salary there are no outstanding amounts due to Mr. Feichter and Dr. Kappler except for possible claims of Dr. Kappler for bonus payments in the amount of approximately DM 220,000, for the business years 1994, 1995, 1996, and for which an accrual has been created in the interim balance sheet of L.A.B.;

                 5.2.12   neither L.A.B. nor the Partner GmbH nor any of their

                          Subsidiaries is party to any proceeding pending or threatened (including notification of customers for malperformance) before any courts, government agencies or arbitration courts; said companies are not subject to, in violation of or in default with respect to any judgment, order writ or injunction and such companies have no knowledge of to potentially becoming subject to any official investigation, claim or action which might be detrimental to the business (e.g., conditions (Auflagen) to or revocation of permits), all except the Apotex claims
                          (US $ 188,306.80 and Can $ 40,000,000) and
                          any claims of the tax authorities;
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                 5.2.13   L.A.B. has paid all social contributions, V.A.T. and
                          trade tax when due except for health insurance payments for November 1996 (amounting to approximately DM 650,000) and possible tax liabilities referred to in clause 5.1.14 (ii);

                 5.2.14 Appendix 5.2.14 (a) contains a true and complete list of all employees of L.A.B., the Partner GmbH and their Subsidiaries; none of the key employees listed in Appendix 5.2.14 (b) have communicated that they intend to leave;

                 5.2.15 neither L.A.B. nor the Partner GmbH nor any of their Subsidiaries has sold since January 1, 1996, any assets outside the ordinary course of business; for the avoidance of doubt: L.A.B. KK (Japan) has been shut down for tax purposes and all assets (book value DM 1 in the balance sheet 1994) have been transferred to the Japanese tax authorities;

                 5.2.16 the Hofkammer has disclosed all facts and circumstances which can reasonably be expected to be material to NewCo.

         5.3 In case of a breach of any of the representations and warranties under clause 5.1 and/or 5.2 the following applies:

                 5.3.1 In the event of an incorrect representation, the Hofkammer is entitled to put NewCo in such position as if the representation had been correct. If the Hofkammer fails to cure the breach within a period of three months after notification by NewCo, or if immediate action is necessary (Gefahr im Verzug), the Hofkammer shall refund to NewCo the damage in order to establish the represented status. However, the liability in case of a breach of a representation shall be limited to DM 3,650,000, provided, that a breach of the representation under clause 5.1.14 shall be limited to an amount of DM 1,575,000 with prejudice to liabilities pursuant to the
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                          other representations. It is understood that the
                          Hofkammer is entitled to offset any remedies owed hereunder against any installments of the Purchase Price not yet due for payment.

                 5.3.2 Claims of NewCo pursuant to this clause 5 shall become time-barred 15 months after the Effective Date, except for breach of warranties in connection with clause 5.1.14, which remedies become time-barred 6 months after final tax assessments for L.A.B., the Partner GmbH and their Subsidiaries have been rendered after a tax audit with respect to the tax periods until and including 1996. The limitation period stops running if claims are asserted in writing by NewCo against the Hofkammer and if the reasons on which such claim is based are reasonably identified. On request by the Hofkammer NewCo shall lodge an appeal against tax assessments. The Parties shall mutually consent to the splitting of costs.


6.       COVENANTS

         6.1 Hofkammer agrees that neither it nor any of its associated undertakings shall do business for a period of three years after the Effective Date in the product or geographical markets in which L.A.B. or any of its Subsidiaries operates at the time of entry into this Agreement.

         6.2 Between the date of this notarial deed and the Effective Date the Hofkammer shall instruct Mr. Feichter and Dr. Kappler not to file for bankruptcy, provided, that the Hofkammer shall have no liability if such bankruptcy will be filed.

         6.3 NewCo shall give the Hofkammer the opportunity to accompany and have representatives at and participating in any tax audits.

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                                       15


7.       MISCELLANEOUS

         7.1 Each Party shall bear its own costs and expenses in connection with the negotiation, preparation and implementation of this Agreement with the exception of notarial and court costs and similar charges which shall be shared equally between the Parties. Transfer taxes will be borne by NewCo.

         7.2 If any of the provisions contained in this Agreement are or become invalid or impracticable for any reason, including by virtue of the omission of any other provision, the validity of the remaining provisions shall remain unaffected. The invalid or impracticable provision shall be substituted or supplemented by provisions that ensure the economic purpose of the invalid or impracticable provision as far as possible.

         7.3 Unless otherwise specified in this Agreement, all notices and other communications hereunder shall be in writing and in English.

                          IF TO THE HOFKAMMER:
                                Hofkammer des Hauses Wurttemberg
                                - Direktion -
                                SchloB
                                88045 Friedrichshafen
                                Fax (+49-7541) 307-126

                          IF TO NEWCO:
                                Applied Analytical Industries Deutschland GmbH c/o Shearman & Sterling
                                CouvenstraBe 8
                                40211 Dusseldorf
                                Fax (+49-211) 1 78 88-88
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                                       16


                          IF TO AAI:
                                Applied Analytical Industries, Inc.
                                attn. General Counsel
                                5051 New Centre Drive
                                Wilmington, NC 28403
                                U.S.A.
                                Fax: (+1-910) 392-6557

         7.4     All Annexes in this Agreement are considered a part hereof.

         7.5 Each of the Parties shall execute and deliver all such further documents and agreements and do such further acts as are reasonably required hereby and are not inconsistent with any other provisions of this Agreement.

         7.6 The Parties agree to keep confidential all information obtained in connection with this Agreement and its performance as long as and to the extent that it has not been made known to the public without fault of any of the Parties. If this Agreement is terminated for any reason, this confidentiality obligation shall remain in effect indefinitely.

         7.7 Neither this Agreement nor any right hereunder may be assigned without the prior written consent of the other Parties unless specifically stated otherwise. Any attempt to assign any right hereunder without such approval will be void unless it is an assignment or transfer by operation of law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of, and is enforceable by the Parties and their respective successors and assignees.

         7.8 Each Party shall execute any further legal acts which are required to achieve the goal of this agreement. This also includes that the Hofkammer, upon request, will render all necessary statements so that for the Buyer no undesirable consequences will result from the exclusion of the Jaegers agreed on by the shareholders' meeting. This clause 7.8 contains no financial commitments for either Party.
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                                       17


         7.9 This Agreement shall be governed by the laws of the Federal Republic of Germany. The exclusive place of jurisdiction is Frankfurt am Main.


IN WITNESS THEREOF, this public deed and the Annexes have been read out in their entirety in the presence of the appeared persons and in my presence. After reading, this public deed and the Annexes have been found to be correct and approved. After that the appeared persons have signed the public deed in my presence, thereupon I, the notary public, have also signed this public deed and affixed my official seal.


BALE, this 23rd (twenty-third) day of December 1996 (nineteen hundred and ninety-six)


[Signatures and seal of notary public]